March 2, 2005

By Facsimile (432) [682-2560]
Glenn A. Little
Fast Eddie Racing Stables, Inc.
211 West Wall Street
Midland, Texas 79701-4556

Re:  	Fast Eddie Racing Stables, Inc.
	Schedule 14f-1 filed on February 23, 2005
	File No. 005-80568

Dear Mr. Little:

      We have the following comments on the above referenced filing. Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14f-1

General

1. It appears that you have concluded that a shareholder vote is not required in this transaction. Supplementally advise of the basis for your belief that Fast Eddie was not required to file a Schedule 14A or 14C as a result of its transaction with Duncan Capital.

Board and Committee Meetings, page 4

2. We note that that the board of directors does not have any committees. In this regard, your future filings should state the basis for the view of the board of directors that it is appropriate for the registrant not to have a nominating committee and identify each director who participates in the consideration of director nominees. Also, revise future filings to disclose the information regarding the director nomination process of Fast Eddie. See Item 7(d)(2) of Regulation 14A.

3. In future filings, please disclose the information required by
Item 7(f) of Schedule 14A, such as disclosure regarding the number of meetings of the board of directors. Also future filings should disclose whether Fast Eddie has a process for security holders to send communications to the board of directors, as required by Item 7(h) of Schedule 14A.

Section 16(A) Beneficial Ownership Reporting Compliance, page 5

4. Please revise future filings to identify each officer, director or beneficial owner of more than ten percent of any class of securities that is required to file reports under Section 16(a) of the Exchange Act. See Item 405 (a)(1) of Regulation S-K. Also, in light of the fact that you disclose that certain required filings have not been made, disclose in your future filings, for each person, the number of late reports, the number of transactions that were not reported on a timely basis and any known failure to file a required form. See
Item 405(a)(2) of Regulation S-K.

Closing Comments

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the issuer is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

	In connection with responding to our comments, please provide, in writing, a statement from the issuer acknowledging that:

* the issuer is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the issuer may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.


      Please direct any questions to me at (202) 942-1957. You may also contact me via facsimile at (202) 942-9638. Please send all correspondence to us at the following ZIP code: 20549-0303.

      					Very truly yours,



       					Jeffrey B. Werbitt
						Attorney-Advisor
						Office of Mergers and Acquisitions